Exhibit 99.134

APHRIA UNVEILS COMPREHENSIVE PORTFOLIO OF ADULT-USE BRANDS

Solei, RIFF, Good Supply, Goodfields and Broken Coast represent the Company’s first wave of consumer-centric adult-use brands

Leamington, Ontario — September 28, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today unveiled its comprehensive portfolio of adult-use brands that will be available for sale in the adult-use market. Backed by more than a year and a half of extensive qualitative and quantitative research, including focus groups and influencer consultations, the Company has developed a portfolio of brands designed to meet the needs of specific consumer segments. The brands feature a range of price points and offer a variety of product formats and consumption options tailored to consumer preferences.

“When we embarked on our journey to develop our adult-use brands, we were committed to truly understanding what cannabis users would look like after legalization,” said Megan McCrae, Vice President of Marketing at Aphria. “We undertook extensive research to understand each segment of the market and build a broad portfolio of brands that would speak to each of those varied and diverse groups. This consumer-centric approach is the cornerstone of every one of our thoughtfully-created brands and will continue to drive our ongoing product development and brand positioning.”

The following are the first in-house brands from Aphria to be made available for sale in the adult-use market:

Solei Sungrown Cannabis (“Solei”)

Solei is designed for current and novice users and pairs an assortment of carefully curated strains and product formats with different experiences.

RIFF

RIFF is a community and cannabis brand that is co-created by the Co.LAB, a collective of creators and artists who love a good joint effort. The brand will have high potency offerings available for experienced users.

Good Supply

Good Supply is a value-priced brand without the frills, designed for the everyday cannabis user.

Goodfields

Goodfields is for current and new cannabis users interested in quality cannabis from a trusted source, cultivated with care.

Broken Coast Cannabis

Complementing Aphria’s in-house brands, the Company’s subsidiary Broken Coast Cannabis Ltd. (“Broken Coast”) is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous with the legacy of B.C.-bud. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches by choice, using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring the optimal cannabis experience.

“I’m incredibly proud of our product development, manufacturing and marketing teams for their passion, hard work and dedication to developing brands that we are confident will resonate with consumers across a broad range of distinct segments,” said Vic Neufeld, Chief Executive Officer of Aphria. “We’re entering a new chapter of this rapidly evolving industry, and we look forward to extending our leadership through continued brand and product innovation in the years to come.”

Solei and RIFF will be available through online and retail stores in all ten provinces and the Yukon Territory starting on October 17, 2018. Broken Coast will also be available from online and retail stores across most markets on October 17, 2018. Good Supply and Goodfields will be available in select markets shortly following legalization.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications
tamara.macgregor@aphria.com
437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations
john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.